SEC, Washington Exemption File No. 82-5079

Press release

RECEIVED FEB 21 2003 SEC MAIL PROCESSING SECTION WASH, D.C. 155

12 February 2003

03003936

Corporate Communications
S-103 50 Stockholm, Sweden
Telephone +46-8-788 10 00
Telefax +46-8-788 23 80
www.skandia.com

Office:
Sveavägen 44

Press Release from Skandia's Nominating Committee

PROCESSED
MAR 03 2003
THOMSON FINANCIAL

Lars Ramqvist announces resignation from Skandia's board

Lars Ramqvist has informed Skandia's Nominating Committee that he wishes to leave the Board in connection with the Annual General Meeting this spring.

The Nominating Committee expects to be able to present its recommendations to this year's Annual General Meeting in connection with the notice to attend the meeting.

SUPPL

The members of the Nominating Committee are Tor Marthin (AMF Pension), Carl-Olof By (Industrivärden), Peter Fagernäs (Pohjola), Per Löfqvist (Skandia Shareholders' Association), and Lars Öberg (representative of the life assurance policyholders).

Commenting on his decision, Lars Ramqvist says:

> 2002 was the third year in a row in which we experienced a sharp, international decline in the stock markets. The worst stock market decline since the 1930s is thus now a matter of record. 2002 was a difficult year for Skandia as well as for insurance and savings companies around the world. Skandia's US operation encountered problems. As a result of the stock market decline, American Skandia's product portfolio, which was developed and designed during the 1990s, became unprofitable. Facing a continued uncertain market, the Board made the judgement that a sale was clearly the best alternative from the shareholders' perspective. Through the sale of American Skandia, Skandia will be essentially debt-free. This sets Skandia apart from many of its competitors, which have found themselves compelled to turn to their owners in request of more money.
>
> The break-off of the US operation and freedom from debt now open up new, strategic opportunities for Skandia to develop its future business in the expanding international insurance and savings markets.

dle 3/5

Skandia

In this situation, where Skandia can once again begin to look forward, it feels entirely right for me to leave my assignment as Chairman and allow new strengths to take over.

Skandia's other directors have issued the following statement:

We regret that Lars Ramqvist has decided to leave Skandia's board, but we respect his decision. As Chairman of the Board, Lars Ramqvist has in an exemplary and professional manner led the Board's work in a difficult time for Skandia. In recent years, the markets that are relevant for Skandia have had their worst development in many decades, which has caused problems for the industry that have been difficult to foresee. Through the actions taken during the past year, which have been strongly moved forward by Lars Ramqvist, these problems have been addressed. The Board stands unanimously behind these measures, which enable Skandia now to stand strong going forward.

– 0 –

The Nominating Committee will now be working thoroughly and swiftly to come up with a recommendation to complement the Board.

The Committee's result will be announced in connection with the notice to attend the Annual General Meeting which, according to the company's Articles of Association, shall be sent out well in advance – approximately 4 weeks – of the AGM. Skandia's board has decided that the AGM will be held on 15 April.

Aside from what has been stated above, Skandia's Chairman, Lars Ramqvist, the chairman of the nominating committee, Tor Marthin, and the other members of the Nominating Committee do not have any comment on this matter or on the Committee's ongoing work.

Press Release

Skandia

12 February 2003

Corporate Communications
S-103 50 Stockholm
Sweden
Telephone +46-8-788 10 00
Fax +46-8-788 30 80
www.skandia.com

Office:
Sveavägen 44

YEAR-END REPORT 2002*)

On 20 December 2002 an agreement was reached with Prudential Financial, Inc. (USA) under which Prudential Financial is acquiring American Skandia. To maintain comparability, all information in this press release pertains to operations excluding the USA, unless otherwise stated.

For the period January–December

- Sales amounted to SEK 75.4 billion, an increase of 7% in local currency, and net inflows in funds amounted to SEK 45.9 billion
- The profit margin for unit linked assurance was 13.5% (13.3%)
- The group's result of operations was SEK 2,104 million (2,975)
- The group's operating result was SEK 1,403 million (2,450)
- In addition, the operating result was charged with SEK -8.5 billion (-3.5) for the US operations, including SEK -4.4 billion in the fourth quarter, in connection with Prudential Financial's acquisition. The pro forma impact of the completed transaction is that Skandia will be virtually debt-free
- Net asset value amounted to SEK 27.0 billion (37.2)
- Borrowings decreased by SEK 8.0 billion, to SEK 9.6 billion
- The Board proposes an unchanged dividend of SEK 0.30 per share

For the fourth quarter (compared with same period a year ago)

- Sales in the fourth quarter amounted to SEK 18.4 billion, an increase of 15% in local currency
- The profit margin for unit linked assurance rose to 13.4% (12.2%)
- The result of operations for the fourth quarter was SEK 490 million (996)
- The operating result for the fourth quarter was SEK -417 million (1,654) and was charged with SEK 450 million in restructuring costs and write-downs of capitalized system development costs

*) Does not include Livförsäkringsaktiebolaget Skandia, which is run on a mutual basis. All comparison figures pertain to December 2001 unless stated otherwise.

Skandia Insurance Company Ltd. (publ.)
Domicile: Stockholm, Sweden
Reg. no: 502017-3083

Comments by Lars-Eric Petersson, President and CEO:

2002 will go down in history as a lost year for the financial markets and for companies that offer services and products in these markets.

- The strategically important decision to transfer American Skandia gives Skandia a considerably improved financial position and outlook. Execution of the transaction is proceeding according to plan and has been charged against the operating result for 2002.

- Skandia's result for 2002 was clearly unsatisfactory. We are now carrying out a swift adaptation of our costs, structure and products in order to achieve satisfactory profitability, even in a continued weak market.

- At the same time, it deserves mention that during the fourth quarter and for 2002 as a whole Skandia grew its sales and improved its margins on sold products.

- Aside from China, no new market establishments are planned for 2003. Instead, we are focusing our resources on developing and consolidating operations in order to achieve and maintain our return targets.

Sustained profitability in a weak market is the catchphrase for Skandia's planning in 2003. At the same time, short lead times and adaptability are key strengths in our business model. We do not expect to see a rapid recovery in the market, but if one should occur, we are well equipped and prepared to capitalize on opportunities as they arise. A strong solvency position and financial strength gives Skandia more room to manoeuvre and act.

OVERVIEW

The continued uncertainty and decline in the world's stock markets is affecting the insurance industry as a whole as well as demand for long-term savings. Despite this, sales of unit linked assurance increased by 4% in local currency, to SEK 54.0 billion (53.5). The geographic diversification has had a stabilizing effect on sales. The profit margin for unit linked assurance also increased slightly, to 13.5% (13.3%), and can be credited to cost-cutting.

Similarly, sales of mutual fund savings products increased by 27% in local currency, to SEK 17.0 billion.

On the whole, funds under management decreased by 12% to SEK 255 billion. Net flows in funds under management remained positive, at SEK 45.9 billion. However, funds under management decreased by 21% due to the stock market decline and by 5% due to translation to lower exchange rates. The MSCI World Index showed a decline of 21% for the period.

The result of operations for the group decreased to SEK 2,104 million (2,975). The result of operations is stated before restructuring costs. The lower result is attributable to the stock market decline, but also to substantial investments in infrastructure and product development – above all in the mutual fund operations. The operational return on net asset value was 8% (12%).

The operating result, which includes financial effects and items affecting comparability, amounted to SEK 1,403 million (2,450). Financial effects attributable to the trend in the capital markets were negative, at SEK -2.3 billion (-0.5).

The sale of Skandia Asset Management was completed during the second quarter, generating a capital gain of SEK 2.0 billion. A review of the cost level in all units has been conducted, which is expected to yield SEK 1.0 billion in cost reductions which will be fully realized during 2003. In connection with this, the operating result has been charged with SEK 450 million in restructuring costs and write-downs of capitalized system development costs.

Further focus on capital efficiency and cash management has yielded positive effects. The group's financial position and liquidity are good. Cash flow has improved compared with a year ago. Liquid assets increased during the fourth quarter by SEK 0.5 billion. Solvency capital in the group as well as in the subsidiaries is more than adequate. Borrowings decreased by SEK 8.0 billion and amounted to SEK 9.6 billion.

TRANSACTION CONCERNING AMERICAN SKANDIA

The operating result for American Skandia for the first nine months was SEK -4.1 billion. The operating result for the full-year 2001 was SEK -3.5 billion. In connection with Prudential Financial's acquisition of American Skandia, which was announced on 20 December 2002, American Skandia was valued at USD 1.15 billion. After deducting costs for restructuring, the result for the fourth quarter in the US – including the effects of the transaction – entails a result charge of SEK 4.4 billion net after tax. The proceeds will primarily be used to repay external debt. The pro forma impact of the completed transaction is that Skandia will be virtually debt-free.

The agreement between Skandia and Prudential Financial contains standard representation and warranty provisions. In addition, both parties have agreed to a market standard non-compete agreement. The transaction is subject to regulatory approval and is expected to close during the second quarter of 2003.

American Skandia has not been involved in any processes whose outcome would have entailed any guarantee claims. The company is currently party to a class action suit. In Skandia's opinion, which is shared by external counsel, this is without merit.

The transaction does not affect Skandia Global Funds or other Skandia businesses in the USA. Nor does it have any effect on Skandia's businesses in countries outside the USA, or any relation between customers or other parties and any company in the Skandia group except for American Skandia.

INSURANCE AND SAVINGS PRODUCTS

Market and Sales

Unit Linked Assurance

Sales of unit linked assurance outside the USA, in local currency, were 4% higher compared with December 2001. New sales decreased, however, by 13% (new sales defined by the industry-wide definition as periodic premiums recalculated to full-year figures plus 1/10 of single premiums during the period).

In the British operation the weak market conditions have had an impact on sales. As a result, sales decreased by 4%, and new sales by 12% in local currency.

Sales in Sweden decreased by 8%. New sales decreased by 28%. This is mainly attributable to the substantial inflow from individual contracts in the collective pensions segment during the same period a year ago. Skandia is the market leader and increased its market share for the 11th consecutive quarter.

In Germany sales increased by 17% in local currency, while new sales rose 3%. Sales are derived solely from products with annual premium, which contribute to stable development. Skandia has increased its market share. In Japan, sales rose 262% in local currency. Sales in Italy rose significantly toward the end of the year, mainly through the launch of new products. Overall, however, sales decreased during the year by 3% in local currency.

Skandia opened its operation in France at the end of June.

For the group excluding the USA, payments to policyholders amounted to 8.1% of assets under management (7.7% at year-end 2001). Surrenders accounted for 6.4 percentage points of this total, compared with 6.0 percentage points at year-end 2001.

Mutual Fund Savings Products

Compared with the same period a year ago, sales increased by 27% in local currency, to SEK 17.0 billion. Sales have developed well in Colombia, in particular, but also in Spain. The growth rate is also high in these countries, as in Germany. Sales in the UK rose 11% in local currency, to SEK 8.7 billion. In Australia sales passed SEK 1 billion already during the first full year in operation.

Life Assurance

Sales of traditional life assurance, pertaining mainly to the Spanish operation, increased by 32% in local currency. However, assets under management decreased to SEK 13.5 billion, compared with SEK 15.4 billion at year-end 2001.

Result and Profitability

Unit Linked Assurance

The result of operations decreased to SEK 3,027 million (3,397). The decline and uncertainty in the financial markets have had a negative impact on new sales and thus also the result. Costs in the operations have been adapted to the prevailing market conditions, leading to an improvement in the profit margin from 13.3% to 13.5% despite lower sales volumes.

Mutual Fund Savings Products

The result was SEK -291 million (-105). The mutual fund savings products business is in the build-up stage in most markets, which is giving rise to substantial development costs. The poorer result is also attributable to the stock market decline, which has led to lower fees from funds under management.

Life Assurance

The result for life assurance, mainly in Spain, was SEK 119 million (111).

BUSINESSES

SkandiaBanken's result decreased to SEK 41 million (79). The lower result is attributable to the trend in the financial markets, which has led to a decline in revenues. SkandiaBanken grew its customer base during the period by 143,000, to 1,264,000 customers.

Earnings generated by the group's treasury operations increased, as did the group's investment income. The result for Businesses was charged with costs for the group's Global Business Development unit and start-up costs for the banking business in Switzerland. The bank opened for business in August. The result of operations for Bankhall, the distribution network in the UK, was SEK 85 million before goodwill amortization of SEK 137 million.

Group Expenses
Group expenses comprise management and structural costs. Continued adaptations to the prevailing market conditions gave rise to higher structural costs. Starting in 2002, goodwill amortization is allocated to the respective business units.

Exchange Rate Effects
Sales were negatively affected by SEK 2,622 million and the operating result positively by SEK 190 million. Total assets decreased by SEK 36 billion, compared with year-end 2001, as a result of currency movements.

BALANCE SHEET AND NET ASSET VALUE

During the first quarter, Skandia carried out the acquisition of Bankhall, a network of Independent Financial Advisers in the UK. This resulted in a SEK 3.0 billion increase in goodwill. Goodwill decreased by SEK 1.0 billion through the sale of Skandia Asset Management.

The decision was previously made to transfer the unit linked assurance portfolio of SkandiaLink Livförsäkringsaktiebolag to the parent company, Skandia Insurance Company Ltd. After receiving the necessary regulatory approvals, the insurance portfolio was transferred to the parent company. The parent company is thus once again an operating company with the same business focus as the rest of the group. In connection with decision on the portfolio transfer, Standard & Poor's revised its credit watch implications for Skandia from negative to positive. In addition, Standard & Poor's has announced that this could entail an upgrading of Skandia's long-term counterparty credit rating from "triple-B" to "single A."

Skandia today owns 19% of If, and the holding is treated as an investment asset. Skandia conducts regular market valuations of its holding in If. The market value forms the basis of the book value of SEK 3.0 billion.

Borrowings decreased, and liquidity is good. Unconditional, unutilized credit facilities amounted to SEK 10.4 billion, compared with SEK 9.4 billion at the start of the year. Net asset value amounted to SEK 27.0 billion (SEK 37.2 billion at year-end 2001). Shareholders' equity amounted to SEK 15.2 billion, compared with SEK 20.5 billion at year-end 2001.

Borrowing and Liquidity

Cash flow from operating activities improved compared with a year earlier and amounted to SEK 0.2 billion (-1.2). The stock market decline entails lower revenues in the form of fees, however, this was offset by cost-cutting measures and lower acquisition costs. Cash flow was burdened with approximately SEK 0.7 billion in costs for projects and newly started businesses. Cash flow from currency hedges made a positive contribution of SEK 1.4 billion.

Borrowings decreased by SEK 8.0 billion compared with year-end 2001, mainly due to the repayment of SEK 6.8 billion in loans, but also to exchange rate effects of SEK 1.2 billion. Borrowings amount to SEK 9.6 billion and are thus at the level they were at in March 2000. The proceeds from the American Skandia transaction will primarily be used to repay external debt. The pro forma impact of the completed transaction is that Skandia will be virtually debt-free. Subordinated loans totalling SEK 850 million have been floated which, along with debt repayment, have contributed to an improvement in the group's leverage core debt.

The net flow from acquisitions and divestments of businesses was positive in the amount of SEK 2.0 billion.

Risk Exposure and Solvency Capital

Skandia has a restrictive investment and risk policy. Consequently, exposure to credit losses in Skandia's own bond portfolio is very limited. Similarly, the portion of equities and equity funds in the portfolio is very low. In a declining stock market, ordinarily the need of risk and solvency capital in the insurance operations rises. However, Skandia has consciously limited its risk undertaking in the insurance operations with respect to guaranteed commitments, at the same time that its investment risk is low. Skandia's cash and solvency positions are good.

Stockholm, 12 February 2003
Lars-Eric Petersson
President and CEO

For questions, please contact:
Jan Erik Back, Chief Financial Officer, tel. +46-8-788 3720
Harry Vos, Head of Investor Relations, tel. +46-8-788 3643

The Board of Directors proposes an unchanged dividend of SEK 0.30 per share for the 2002 financial year, and 22 April 2003 as the record date for payment of the dividend. If the Annual General Meeting decides in favour of this proposal, dividends are expected to be sent out from VPC on 25 April 2003.

The Annual General Meeting of Skandia Insurance Company Ltd. (publ.) will be held on Tuesday, 15 April 2003, at 4 p.m. Location: Globe Arena, Annex, Arenatorget, Entrance 4, Stockholm.

The 2002 Annual Report is scheduled for distribution by mail to shareholders in mid-March and can be ordered from Skandia using one of the following alternatives: by phone, +46-8-788 10 00, by fax, +4-8-788 28 38, or via Skandia's website: www.skandia.com.

This year-end report has been prepared in conformity with the guidelines of the Swedish Financial Supervisory Authority and the recommendations of the Swedish Financial Accounting Standards Council. Aside from an adaptation to new accounting recommendations of the Swedish Financial Accounting Standards Council, which took effect on 1 January 2002, the year-end report has been prepared in accordance with the same accounting principles as in the 2001 Annual Report. The new recommendations have not had any material impact on the group's profit and loss account or balance sheet. In accordance with Swedish Financial Accounting Standards Council recommendation RR 19 – Discontinued operations, the US operation is reported separately.

Financial calendar for Skandia:

21 May 2003, interim report January–March 2003
15 August 2003, interim report January–June 2003
17 November 2003, interim report January–September 2003
17 February 2003, year-end report 2003

Skandia's published financial reports are available on Skandia's website: www.skandia.com. Skandia's website also provides links to the webcast of the conference call on Wednesday, 12 February 2003. In addition to the year-end report, Skandia has also published the document *Financial Supplement Q4 2002* on www.skandia.com, under Investor Relations/Reports and Events/Interim Reports.

GROUP OVERVIEW

On 20 December 2002 an agreement was reached with Prudential Financial, Inc. (USA) under Which Prudential Financial is acquiring American Skandia. To maintain comparability, all information In this press release pertains to operations excluding the USA, unless otherwise stated.

SEK million	2002 Dec.	2001 Dec.	2002 Q 4	2001 Q 4
Sales				
Unit linked assurance	53,967	53,494	13,391	12,748
Mutual funds	16,963	14,012	3,750	3,432
Life assurance	1,638	1,276	710	381
Direct sales of funds [1]	2,344	3,781	425	578
Businesses	453	414	114	106
Total sales	**75,365**	**72,977**	**18,390**	**17,245**
Result summary				
Unit linked assurance	3,027	3,397	795	1,139
Mutual funds	-291	-105	-90	-32
Life assurance	119	111	5	25
Businesses	-182	41	-41	-3
Group expenses	-569	-469	-179	-133
Result of operations	**2,104**	**2,975**	**490**	**996**
Financial effects, unit linked assurance	-2,267	-525	-457	658
Items affecting comparability	1,566	-	-450	-
Operating result [2]	**1,403**	**2,450**	**-417**	**1,654**
Assets under management, SEK billion	546	614		
Funds under management, SEK billion	255	290		
Net asset value, SEK billion [3]	27	37		
Shareholders' equity, SEK billion	15	21		
Total assets, SEK billion	291	N.A.		

[1] Direct sales of funds for 2001 have been recalculated due to the sale of Skandia Asset Management (SAM).

[2] Skandia now owns 19 % of If and the holding is classified as an investment asset. For the sake of comparison, earlier periods have also been adjusted accordingly. The share in result of If for these periods amounted to SEK -1,015 million as per Dec. 2001 and SEK 0 million for Q4 2001.

[3] For definition, see page 25.

GROUP OVERVIEW - QUARTERLY ANALYSIS

SEK million	2002 Q 4	2002 Q 3	2002 Q2	2002 Q 1	2001 Q 4
Sales					
Unit linked assurance	13,391	13,185	13,638	13,753	12,748
Mutual funds	3,750	4,147	5,220	3,846	3,432
Life assurance	710	408	273	247	381
Direct sales of funds	425	591	264	1,064	578
Businesses	114	95	118	126	106
Total sales	**18,390**	**18,426**	**19,513**	**19,036**	**17,245**
Total annualized new sales, Unit linked assurance [1]	**2,318**	**2,064**	**2,361**	**2,433**	**2,483**
Result summary					
Unit linked assurance	795	724	733	775	1,139
Mutual funds	-90	-56	-87	-58	-32
Life assurance	5	35	20	59	25
Businesses	-41	-85	-69	13	-3
Group expenses	-179	-122	-159	-109	-133
Result of operations	**490**	**496**	**438**	**680**	**996**
Financial effects, unit linked assurance	-457	-898	-792	-120	658
Items affecting comparability	-450	-	2,016	-	-
Operating result	**-417**	**-402**	**1,662**	**560**	**1,654**

[1] Periodic premiums recalculated to full-year figures plus 1/10 of single premiums during the period.

CHANGE IN FUNDS UNDER MANAGEMENT
UNIT LINKED ASSURANCE

SEK million	2002 12 mos.	% of assets at start of year	2001 12 mos.	% of assets at start of year
Unit linked assurance at start of year	229,425		217,858	
Sales	53,967	23.5%	53,494	24.6%
Withdrawals	-18,622	-8.1%	-16,734	-7.7%
Change in value	-49,283	-21.5%	-38,490	-17.7%
Currency effects	-14.013	-6.1%	13.297	6.1%
Unit linked assurance at end of period	201,474	-12.2%	229,425	+ 5,3%

MUTUAL FUNDS

SEK million	2002 12 mos.	% of assets at start of year	2001 12 mos.	% of assets at start of year
Savings in mutual funds at start of year	54,281		47,139	
Sales	16,963	31.3%	14,012	29.7%
Withdrawals	-6,160	-11.3%	-5,087	-10.8%
Change in value	-10,000	-18.4%	-4,889	-10.4%
Currency effects	-6,143	-11.3%	3,106	6.6%
Savings in mutual funds at end of period	48,941	-9.8%	54,281	+ 15,2%

TOTAL FUNDS UNDER MANAGEMENT

SEK million	2002 12 mos.	2001 12 mos.
Unit linked assurance	201,474	229,425
Mutual funds	48,941	54,281
Directly distributed funds	5,083	6,284
Funds under management	255,498	289,990

SENSITIVITY ANALYSIS UNIT LINKED ASSURANCE

Effect on operating result for unit linked assurance (before tax) of a One percentage point increase in interest-rate, growth and inflation assumptions

SEK million	Exposure VBIF [1]	Discount rate	Fund growth assumptions	Inflation assumptions	Total effect
		Effect on operating result (before tax)			
UK	9,145	-478	203	-156	-431
Sweden	4,573	-436	376	-31	-91
Other Markets	5,192	-239	145	-67	-161
Total	**18,910**	**-1,153**	**724**	**-254**	**-683**

One-time effect of a 1% decrease in stock market	- 56
One-time effect of a 1% increase in stock market	+ 38

The difference in the one-time effect is due to a change in the tax situation for Skandia Life UK and is applicable for developments accumulated from 1 January 2003 (all other things equal).

[1] Before deduction of taxes and deferred acquisition costs.

TRADING ANALYSIS, UNIT LINKED ASSURANCE

SEK million	2002 12 mos.	2001 12 mos.
Total annualized new sales [1]	9,176	10,819
Present value of new business for the year	1,241	1,438
Return on value of contracts in force		
From previous years	2,009	1,618
Outcome compared with operative assumptions	-438	138
Change in operative assumptions	376	406
Value-added from operations	**3,188**	**3,600**
Business start-ups and other overheads	-140	-180
Financing costs	-21	-23
Result of operations, unit linked assurance	3,027	3,397
Financial effects [2]	-2,267	-525
Operating result, unit linked assurance	**760**	**2,872**
Profit margin, new sales [3]	13.5%	13.3%

[1] Periodic premiums recalculated to full-year figures plus 1/10 of single premiums during the period.

[2] The effect on the present value of future revenues attributable to the fact that the change in financial markets differs from assumptions on fund growth and interest rate levels.

[3] Present value of new business for the year in relation to total annualized new sales.

INCOME AND EXPENSE ANALYSIS UNIT LINKED ASSURANCE

SEK million	2002 12 mos.	2001 12 mos.
Gross contribution	6,421	6,860
Acquisition costs	-5,584	-5,721
Administrative expenses	-1,264	-1,635
Change in deferred acquisition costs	1,615	979
Technical result	**1,188**	**483**
Investment income	122	124
Financing costs	-21	-23
Change in surplus value of unit linked business in force	-529	2,288
Operating result, unit linked assurance	**760**	**2,872**

NEW SALES AND PROFIT MARGIN, UNIT LINKED ASSURANCE PER GEOGRAPHIC AREA

	Annualized new sales		Present value of new business for the year		Profit margin, new sales	
SEK million	2002 12 mos.	2001 12 mos.	2002 12 mos.	2001 12 mos.	2002 12 mos.	2001 12 mos.
UK [1]	4,329	5,065	461	507	10.7%	10.0%
Sweden	2,554	3,539	433	631	16.9%	17.8%
Other markets	2,293	2,215	347	300	15.1%	13.5%
Total	9,176	**10,819**	**1,241**	**1,438**	13.5%	13.3%

[1] In this context the UK pertains to businesses with the head office in the UK and thus also includes Royal Skandia and

the branch offices in Finland and Norway.

STATEMENT OF CASH FLOWS

SEK billion	Excl. USA 2002 12 mos.	Excl. USA 2001 12 mos.	USA 2002 12 mos.	USA 2001 12 mos.	Total 2002 12 mos.	Total 2001 12 mos.
Cash flow from operating activities [1]	0.2	-1.2	0.7	1.3	0.9	0.1
Cash flow from investment operations [2] [3]	5.7	-3.6	-0.4	-1.2	5.3	-4.8
Cash flow from internal financing activities [4]	-1.1	-0.3	1.1	0.3	0.0	0.0
Cash flow from external financing activities [5]	-5.1	6.0	-0.6	0.0	-5.7	6.0
Net cash flow for the period	**-0.3**	**0.9**	**0.8**	**0.4**	**0.5**	**1.3**
Liquid assets at the start of the period	**3.0**	**2.0**	**1.6**	**1.1**	**4.6**	**3.1**
Exchange rate differences in liquid assets	**-0.2**	**0.1**	**-0.4**	**0.1**	**-0.6**	**0.2**
Liquid assets at the end of the period	**2.5**	**3.0**	**2.0**	**1.6**	**4.5**	**4.6**

[1] Cash flow from operating activities has improved compared with a year earlier.
The stock market decline entails lower revenues in the form of fees, which has been offset by cost-cutting measures and lower acquisition costs.

[2] Purchases and sales of investment assets, which are a natural element of an insurance company's operations, are reported as cash flow from investment operations. Cash flow has been affected by the direct yield from investments, but not by the unrealized changes in value these have had.

[3] The net flow from acquisitions and sales of businesses during 2002 was positive in the amount of SEK 2.0 billion. The funds previously deposited for the acquisition of Bankhall, totalling SEK 3.2 billion, have been paid out in connection with the completion of the acquisition.

[4] The net amount of capital contributions and changes in internal loans to American Skandia .

[5] Cash flow from financing activities during 2002 was affected by the repayment of SEK 6.8 billion in loans.

NET ASSET VALUE

SEK million	2002 31 Dec.	2001 31 Dec.
Shareholders' equity	15,238	20,538
Deferred taxes, net	2,000	4,346
Surplus value of unit linked business in force after deferred tax	9,870	12,249
Other surplus values	125	103
Net asset value	**27,033**	**37,236**
Subordinated loans	1,058	214
Risk-bearing capital	**28,091**	**37,450**

CHANGE IN NET ASSET VALUE AND SHAREHOLDERS' EQUITY

SEK million	Net asset value 2002 31 Dec.	Shareholders' equity 2002 31 Dec.	Shareholders' equity 2001 31 Dec.
Opening balance	37,236	20,538	20,749
Operating result/Result before taxes	-9,445	-7,213	-122
Income taxes [1]	64	2,891	64
Change in surplus value of bonds	24	-	-
Deferred tax on surplus value of unit linked business in force [1]	177	-	-
Dividend	-307	-307	-614
Translation differences	-740	-695	458
Minority interests	24	24	3
Closing balance	**27,033**	**15,238**	**20,538**

[1] The result before tax includes non-taxable income. In addition a reduction in deferred income tax expense of approximately SEK 450 million and a corresponding reduction in deferred tax liability was recorded during the period. The reduction in liability was due to tax deficits having arisen, against which taxable differences may be offset.

PROFIT AND LOSS ACCOUNT

SEK million	Excl. USA 2002 12 mos.	2001 12 mos.	USA 2002 12 mos.	2001 12 mos.	Total 2002 12 mos.	2001 12 mos.
Technical account, property & casualty insurance business						
Premiums earned, net of reinsurance	434	398	-	-	434	398
Allocated investment return transferred from the non-technical account	21	41	-	-	21	41
Claims incurred, net of reinsurance	-309	-248	-	-	-309	-248
Operating expenses	-164	-135	-	-	-164	-135
Technical result, property & casualty insurance business	**-18**	**56**	**-**	**-**	**-18**	**56**
Technical account, life assurance business						
Premiums written, net of reinsurance	55,537	58,638	31,756	34,344	87,293	92,982
Investment income, including unrealized changes in value	-44,563	-31,480	-32,798	-37,099	-77,361	-68,579
Claims incurred, net of reinsurance	-23,107	-20,935	-29,569	-27,863	-52,676	-48,798
Change in other technical provisions where the investment risk is borne by the life assurance policyholders	15,535	895	34,059	28,314	49,594	29,209
Operating expenses [2) 3)]	-5,295	-6,454	-5,882	-3,435	-11,177	-9,889
Change in CARVM offset [2)]	-	-	566	3,251	566	3,251
Other technical provisions	1,003	1,657	1,090	1,966	2,093	3,623
Internal reinsurance [1)]	2,206	-1,727	-2,206	1,727	-	-
Technical result, life assurance business	**1,316**	**594**	**-2,984**	**1,205**	**-1,668**	**1,799**
Non-technical account						
Investment income, including unrealized changes in value	62	28	448	342	510	370
Internal interest	447	551	-447	-551	-	-
Financing costs	-224	-433	-276	-342	-500	-775
Mutual funds	-284	-96	-55	77	-339	-19
Other operations	-118	-5	-	-	-118	-5
Amortization of goodwill	-246	-117	-	-	-246	-117
Structural costs	-136	-94	-	-	-136	-94
Joint-group management expenses	-433	-322	-	-	-433	-322
Items affecting comparability	1,566	-	-5,831	-	-4,265	-
Share in result of If	-	-1,015	-	-	-	-1,015
Pre-tax result	**1,932**	**-853**	**-9,145**	**731**	**-7,213**	**-122**
Current and deferred tax [4)]	599	80	2,292	-16	2,891	64
Minority interests in result for the period	24	3	-	-	24	3
Result for the period	**2,555**	**-770**	**-6,853**	**715**	**-4,298**	**-55**
Key ratios						
Average number of shares before dilution, millions	1,024	1,024	-	-	1,024	1,024
Average number of shares after dilution, millions [5)]	1,024	1,024	-	-	1,024	1,024
Earnings per share before dilution, SEK	2.50	-0.73	-	-	-4.20	-0.05
Earnings per share after dilution, SEK [6) 7)]	2.50	-0.73	-	-	-4.20	-0.05
Direct yield, %	-	-	-	-	1.6	2.7
Total return, %	-	-	-	-	-0.9	1.5

[1)] Income and expenses relating to reinsurance from American Skandia to Skandia Insurance Company Ltd.

[2)] In the US operations, DAC is carried net of the "CARVM offset", broadly representing the present value of the lesser of surrender and other charges. Currently, the CARVM offset is primarily affected by account values, and thus a reduction in account value reduces the CARVM offset.

[3)] Of which change in DAC SEK -1,000 million as per Dec. 2002, SEK +830 million as per Dec. 2001.

[4)] The result before tax includes non-taxable income. In addition a reduction in deferred income tax expense of approximately SEK 450 million and a corresponding reduction in deferred tax liability was recorded during the period. The reduction in liability was due to tax deficits having arisen, against which taxable differences may be offset.

[5)] Data on the number of shares after dilution takes into account Skandia's stock option programme for the years 2000-2002 to the extent it has entailed any dilution.

[6)] According to recommendation RR18 of the Swedish Financial Accounting Standards Council, the dilutive effect is calculated if the key ratio "Earnings per share" deteriorates.

[7)] Earnings per share are calculated as the result for the period divided by the average number of shares outstanding.

RESULT SUMMARY USA

SEK million	2002 Q 1-3	2002 Q 4	2002 12 mos.	2001 Q 1-3	2001 Q4	2001 12 mos.
Result of operations	-228	-349	-577	767	253	1,020
Financial effects	-3,903	-537	-4,440	-6,250	1,690	-4,560
Operating result before write down of American Skandia	-4,131	-886	-5,017	-5,483	1,943	-3,540
Of which changes in surplus value unit linked business in force	1,531	172	1,703	5,522	-1,251	4,271
Result before tax and write down	-2,600	-714	-3,314	39	692	731
Write down American Skandia	-	-5,831	-5,831	-	-	-
Tax	151	2,141	2,292	179	-195	-16
Result for the period	**-2,449**	**-4,404**	**-6,853**	**218**	**497**	**715**
Operating result	-4,131					
Result of the transaction		-4,404				

According to Swedish Financial Accounting Standards Council recommendation RR19 – Discontinued operations, such operations are to be consolidated until they are ultimately divested. This means that Skandia's operations in the USA are included in the consolidated profit and loss account and consolidated balance sheet caption by caption, but also that disclosures on these captions are provided separately.

Since payment from Prudential for the acquisition of American Skandia is unaffected by the company's result until such time that the divestment is concluded, the write-down in the group accounts is amended by an amount corresponding to the change in American Skandia's net asset value caused by the result for the period.
The shareholders' equity in the Skandia group is thus not exposed to the outcome of the American Skandia operations.

PROFIT AND LOSS ACCOUNT

	Excl. USA		USA		Total	
	2002	2001	2002	2001	2002	2001
SEK million	Q4	Q4	Q4	Q4	Q4	Q4
Technical account, property & casualty insurance business						
Premiums earned, net of reinsurance	113	102	-	-	113	102
Allocated investment return transferred from the non-technical account	-8	10	-	-	-8	10
Claims incurred, net of reinsurance	-78	-57	-	-	-78	-57
Operating expenses	-41	-53	-	-	-41	-53
Technical result, property & casualty insurance business	**-14**	**2**	**-**	**-**	**-14**	**2**
Technical account, life assurance business						
Premiums written, net of reinsurance	14,107	17,075	6,524	4,515	20,631	21,590
Investment income, including unrealized changes in value	1,483	20,585	6,450	19,699	7,933	40,284
Claims incurred, net of reinsurance	-5,641	-5,924	-7,882	-7,143	-13,523	-13,067
Change in other technical provisions where the investment risk is borne by the life assurance policyholders	-8,541	-26,674	-4,746	-20,993	-13,287	-47,667
Operating expenses [2] [3]	-1,428	-1,967	-975	-667	-2,403	-2,634
Change in CARVM offset [2]	-	-	267	778	267	778
Other technical provisions	347	111	10	1,079	357	1,190
Internal reinsurance [1]	100	-3,647	-100	3,647	-	-
Technical result, life assurance business	**427**	**-441**	**-452**	**915**	**-25**	**474**
Non-technical account						
Investment income, including unrealized changes in value	59	144	-108	-20	-49	124
Internal interest	78	135	-78	-135	-	-
External financing costs	-31	-103	-57	-82	-88	-185
Mutual funds	-90	-29	-19	14	-109	-15
Other operations	-35	-92	-	-	-35	-92
Amortization of goodwill	-93	-34	-	-	-93	-34
Structural costs	-56	-25	-	-	-56	-25
Joint-group management expenses	-123	-89	-	-	-123	-89
Items affecting comparability	-450	-	-5,831	-	-6,281	-
Pre-tax result	**-328**	**-532**	**-6,545**	**692**	**-6,873**	**160**
Current and deferred tax	226	198	2,141	-195	2,367	3
Minority interests in result for the period	1	12	-	-	1	12
Result for the period	**-101**	**-322**	**-4,404**	**497**	**-4,505**	**175**

Key ratios

Average number of shares before dilution, millions	1,024	1,024	-	-	1,024	1,024
Average number of shares after dilution, millions [4]	1,024	1,024	-	-	1,024	1,024
Earnings per share before dilution, SEK	-0.10	-0.29	-	-	-4.40	0.17
Earnings per share after dilution, SEK [5] [6]	-0.10	-0.29	-	-	-4.40	0.17

[1] Income and expenses relating to reinsurance from American Skandia to Skandia Insurance Company Ltd.

[2] In the US operations, DAC is carried net of the "CARVM offset", broadly representing the present value of the lesser of surrender and other charges. Currently, the CARVM offset is primarily affected by account values, and thus a reduction in account value reduces the CARVM offset.

[3] Of which change in DAC SEK +337 million as per Q4 2002 and SEK +465 million as per Q4 2001.

[4] Data on the number of shares after dilution takes into account Skandia's stock option programme for the years 2000-2002 to the extent it has entailed any dilution.

[5] According to recommendation RR18 of the Swedish Financial Accounting Standards Council, the dilutive effect is calculated if the key ratio "Earnings per share" deteriorates.

[6] Earnings per share are calculated as the result for the period divided by the average number of shares outstanding.

OPERATING RESULT EXCLUDING USA.

SEK million

2002 12 mos.	Unit linked assurance	Mutual funds	Life assurance	Busi-nesses	Group exp.	P&C insur-ance	Items affecting comparability	Operating result
Technical result								
P&C insurance				-39		21		-18
Life assurance	1,188		128					1,316
Non-technical result								
Investment income	122			-39		-21		62
Internal interest [1]				447				447
Financing costs	-21	-7		-196				-224
Change in surplus value of unit linked business in force	-529							-529
Mutual funds		-284						-284
Other businesses				-118				-118
Amortization of goodwill			-9	-237				-246
Structural costs					-136			-136
Joint-group management expenses					-433			-433
Items affecting comparability							1,566	1,566
Operating result	**760**	**-291**	**119**	**-182**	**-569**	**0**	**1,566**	**1,403**
Of which, change in surplus value of unit linked business in force	529							529
Pre-tax result	**1,289**	**-291**	**119**	**-182**	**-569**	**0**	**1,566**	**1,932**

2001 12 mos.	Unit linked assurance	Mutual funds	Life assurance	Busi-nesses	Group exp.	P&C insur-ance	Items affecting comparability	Operating result
Technical result								
P&C insurance				15		41		56
Life assurance	483		111					594
Non-technical result								
Investment income	124			-55		-41		28
Internal interest [1]				551				551
Financing costs	-23	-9		-401				-433
Change in surplus value of unit linked business in force	2,288							2,288
Mutual funds		-96						-96
Other businesses				-5				-5
Amortization of goodwill				-64	-53			-117
Structural costs					-94			-94
Joint-group management expenses					-322			-322
Operating result	**2,872**	**-105**	**111**	**41**	**-469**	**0**	**-**	**2,450**
Of which, change in surplus value of unit linked business in force	-2,288							-2,288
Investment income, share in result of If						-1,015		-1,015
Pre-tax result	**584**	**-105**	**111**	**41**	**-469**	**-1,015**	**-**	**-853**

[1] Includes interest income from American Skandia.

OPERATING RESULT, GROUP

SEK million

2002 12 mos.	Unit linked assurance	Mutual funds	Life assurance	Busi-nesses	Group exp.	P&C insur-ance	Items affecting comparability	Operating result
Technical result								
P&C insurance				-39		21		-18
Life assurance	-1,796		128					-1,668
Non-technical result								
Investment income	570			-39		-21		510
Financing costs	-744	-7		251				-500
Change in surplus value of unit linked business in force	-2,232							-2,232
Mutual funds		-339						-339
Other businesses				-118				-118
Amortization of goodwill			-9	-237				-246
Structural costs					-136			-136
Joint-group management expenses					-433			-433
Items affecting comparability							-4,265	-4,265
Operating result	-4,202	-346	119	-182	-569	0	-4,265	-9,445
Of which, change in surplus value of unit linked business in force	2,232							2,232
Pre-tax result	-1,970	-346	119	-182	-569	0	-4,265	-7,213

2001 12 mos.	Unit linked assurance	Mutual funds	Life assurance	Busi-nesses	Group exp.	P&C insur-ance	Items affecting comparability	Operating result
Technical result								
P&C insurance				15		41		56
Life assurance	1,688		111					1,799
Non-technical result								
Investment income	466			-55		-41		370
Financing costs	-916	-9		150				-775
Change in surplus value of unit linked business in force	-1,982							-1,982
Mutual funds		-19						-19
Other businesses				-5				-5
Amortization of goodwill				-64	-53			-117
Structural costs					-94			-94
Joint-group management expenses					-322			-322
Operating result	-744	-28	111	41	-469	0	-	-1,089
Of which, change in surplus value of unit linked business in force	1,982							1,982
Investment income, share in result of If						-1,015		-1,015
Pre-tax result	1,238	-28	111	41	-469	-1,015	-	-122

BALANCE SHEET SUMMARY

SEK billion

Assets	Group incl. USA 2002 31 Dec.	Group incl. USA 2001 31 Dec.	USA 2002 31 Dec.	USA 2001 31 Dec.	Pro forma excl. USA 2002 31 Dec.
Intangible assets	3.1	1.3	0.0	0.1	3.1
Shares in associated companies [4]	0.0	4.5	-	-	0.0
Investments [3][4]	24.6	26.3	4.0	4.5	25.8
Investments, unit linked assurance	391.4	503.7	189.9	274.2	201.5
Reinsurers' share of technical provisions [1]	10.4	17.9	15.2	26.2	0.3
Assets in bank operations and finance companies	39.4	32.4	-	-	39.4
Debtors	3.7	4.4	0.8	0.5	2.9
Tangible assets	0.7	0.8	0.2	0.4	0.5
Cash at bank and in hand	4.5	4.6	2.0	1.6	9.2 *
Other assets	0.0	0.5	-	-	0.0
Deferred acquisition costs [1][5]	11.7	13.1	4.2	7.3	7.7
Other prepayments and accrued income	0.8	1.1	0.1	0.1	0.7
Assets	**490.3**	**610.6**	**216.4**	**314.9**	**291.1**
Shareholders' equity, provisions and liabilities					
Shareholders' equity	15.2	20.5	1.1	6.9	15.2
Minority interests	0.1	0.0	-	-	0.1
Subordinated loans [2]	1.1	0.2	-	-	1.1
Technical provisions [1]	20.9	22.1	0.8	0.6	25.2
Provisions, unit linked assurance [1]	376.5	487.1	183.7	265.4	192.8
Liabilities in bank operations and finance companies [2]	36.7	29.5	-	-	36.7
Deferred tax liability	2.5	4.7	0.1	0.4	2.4
Other provisions	7.2	0.8	5.2	-	2.0
Borrowings [2]	8.5	17.3	7.9	11.9	6.2
Deposits from reinsurers	12.0	19.0	15.5	26.8	1.7
Other creditors	6.6	5.9	0.8	1.1	5.8
Reinsurers' share of deferred acquisition costs [1]	0.5	0.6	0.7	0.9	0.0
Other accruals and deferred income	2.5	2.9	0.6	0.9	1.9
Shareholders' equity, provisions and liabilities	**490.3**	**610.6**	**216.4**	**314.9**	**291.1**

The pro forma column shows the balance sheet as if Prudential Financial's acquisition was completed as of 31 December 2002. This means that eliminations of internal transactions have been reversed.

* Includes projected cash proceeds from Prudential's acquisition of American Skandia. The proceeds are available for repayment of debt.

Notes to the balance sheet on next page.

NOTES TO THE BALANCE SHEET

SEK billion	Group incl. USA 2002 31 Dec.	Group incl. USA 2001 31 Dec.	USA 2002 31 Dec.	USA 2001 31 Dec.	Pro forma excl. USA 2002 31 Dec.
[1] Technical provisions, net, after deducting deferred acquisition costs					
Life assurance	12.3	14.2	-	-	12.3
Unit linked assurance	362.7	463.7	165.8	233.3	196.9
Property & casualty insurance	0.8	0.9	-	-	0.8
Total	**375.8**	**478.8**	**165.8**	**233.3**	**210.0**
[2] Group borrowings, excl. subordinated loans in Skandia Insurance Company Ltd.					
Borrowings as per balance sheet, including subordinated loans	9.6	17.5	7.9	11.9	7.3
Additional borrowings by finance *companies and bank operations*	0.0	0.1	-	-	0.0
Borrowings, gross	**9.6**	**17.6**	**7.9**	**11.9**	**7.3**
Less: subordinated loans in Skandia Insurance Company Ltd.	-1.1	-0.2	-	-	-1.1
Borrowings, net	**8.5**	**17.4**	**7.9**	**11.9**	**6.2**
[3] Investments, current value					
Investments as per balance sheet	24.6	26.3	4.0	4.5	25.8
Recalculation to current value	0.6	0.7	-	-	0.6
Cash at bank and in hand	4.5	4.6	2.0	1.7	9.2
Securities settlement claims, net	0.0	0.5	-	-	0.0
Accrued interest income	0.3	0.3	0.0	0.0	0.3
Debt derivatives	-0.5	-0.1	-	-	-0.5
Total	**29.5**	**32.3**	**6.0**	**6.2**	**35.4**
Of which:					
Investments, life assurance	13.5	15.4	-	-	13.5
Investments, unit linked assurance	8.7	8.9	6.0	6.2	2.7
Investments, mutual funds	0.6	0.8	-	-	0.6
Other investment assets	5.4	3.5	-	-	12.1
Deposit for the acquisition of Bankhall	-	3.2	-	-	-
Currency derivatives	1.3	0.5	-	-	1.3
Deposits with ceding undertakings	0.0	0.0	-	-	5.2
Total	**29.5**	**32.3**	**6.0**	**6.2**	**35.4**

[4] Skandia now owns 19 % of If and the holding is classified as an investment asset.

SEK billion	Group incl. USA 2002 31 Dec.	Group incl. USA 2001 31 Dec.	USA 2002 31 Dec.	USA 2001 31 Dec.	Pro forma excl. USA 2002 31 Dec.
[6] Deferred acquisition costs					
Deferred acquisition costs before CARVM offset	18.5	21.9	11.0	16.1	7.7
CARVM offset*	-6.8	-8.8	-6.8	-8.8	-
Total	**11.7**	**13.1**	**4.2**	**7.3**	**7.7**

* See page 15, note 2 for explanation.

RESULT OF OPERATIONS, BUSINESSES

SEK million	2002 12 mos.	2001 12 mos.
SkandiaBanken	41	79
Bankhall [2]	-52	-
Lifeline	-37	74
Skandia Bank (Switzerland)	-164	-122
Global Business Development	-180	-13
Treasury [1]	110	77
Investment income [1]	145	19
Finance companies	5	9
Asset Management	15	17
Other	-65	-99
Total	**-182**	**41**

[1] Group Treasury has been divided into Treasury and Investment income

[2] The result of operations for Bankhall was SEK 85 million before goodwill amortization of SEK 137 million as per Dec. 2002.

GROUP EXPENSES

SEK million	2002 12 mos.	2001 12 mos.
Amortization of goodwill	-	-53
Structural costs	-136	-94
Joint-group management expenses	-433	-322
Total	**-569**	**-469**

EXCHANGE RATES

SEK	2002 31 Dec.	2002 30 Sept.	2002 30 June	2002 31 Mar.	2001 31 Dec.
EUR Closing rate	9.14	9.16	9.08	9,04	9.33
EUR Average rate	9.15	9.17	9.14	9,14	9.29
GBP Closing rate	14.03	14.58	14.01	14,75	15.32
GBP Average rate	14.58	14.71	14.73	14,98	15.01
USD Closing rate	8.71	9.27	9.19	10,36	10.58
USD Average rate	9.72	9.94	10.18	10,51	10.43
JPY Closing rate	0.073	0.076	0.077	0,078	0.081
JPY Average rate	0.078	0.079	0.079	0,079	0.086

Average rates indicate the average rates for the period 1 January through the respective book-closing dates in 2002 and 2001.

ITEMS AFFECTING COMPARABILITY

SEK million	2002 12 mos.	2001 12 mos.
Capital gain on sale of Skandia Asset Management (SAM)	2,016	-
Write down of system development	-90	-
Restructuring expenses [1]	-360	-
Total	**1,566**	**-**

[1] The restructuring expense consists of payroll costs SEK 308 million and other expenses SEK 52 million.

KEY RATIOS

	Excl. USA 2002 12 mos.	2001 12 mos.	Total 2002 12 mos.	2001 12 mos.	Excl. USA 2002 Q4	2001 Q4	Total 2002 Q4	2001 Q4
Earnings per share before dilution, SEK	2.50	-0.73	-4.20	-0.05	-0.10	-0.29	-4.40	0.17
Earnings per share after dilution, SEK [1]	2.50	-0.73	-4.20	-0.05	-0.10	-0.29	-4.40	0.17
Operating result per share before dilution, SEK	1.37	2.42	-9.23	-1.06	-0.41	1.64	-6.97	3.51
Net asset value per share, SEK	-	-	26.41	36.68	-	-	-	-
Shareholders' equity per share, SEK	-	-	14.89	20.07	-	-	-	-
Operational return on net asset value %	8	12	5	12	-	-	-	-
Return on adjusted net asset value, %	8	12	-24	2	-	-	-	-
Return on shareholders' equity, %	18	-5	-24	0	-	-	-	-

For definition, see page 25.

[1] According to recommendation RR18 of the Swedish Financial Accounting Standards Council, the dilutive effect is calculated if the key ratio "Earnings per share" deteriorates.

Glossary

Adjusted net asset value: Net asset value after deduction of net deferred taxes and investment in If.

Annualized new sales: Periodic premiums recalculated to full-year figures, plus 1/10 of single premiums during the period.

Capital employed: The sum of net asset value, borrowings for investments in subsidiaries, and minority interests.

Financial effects: The effect on the present value of future fees caused by the deviation of the financial market trend from assumptions on fund growth and interest rate levels.

Funds under management: Assets under management for unit linked assurance and mutual funds.

Gross contribution: Unit linked assurance fees after deduction of necessary provision for actuarial risks.

Leverage core debt : Borrowings for investments in relation to the sum of net asset value (after deduction of surplus value of unit linked business in force and goodwill), subordinated loans and borrowings for investments in subsidiaries.

Net asset value: The sum of shareholders' equity as per the balance sheet, net deferred tax liability, surplus values of unit linked business in force after deducting deferred tax, and surplus values related to unrealized changes in the value of fixed-income securities.

Operating result: Pre-tax result plus changes in surplus values of unit linked business in force. The operating result for 2001 does not include Skandia's share in If's result.

Premiums earned: The portion of premium income attributable to the period, i.e., premiums written less reinsurance premiums, adjusted for the portion of premiums not yet earned.

Premiums written: Total premiums received during the period or taken up as a receivable at the end of the period.

Result of operations: Operating result before items affecting comparability and financial effects in unit linked assurance.

Solvency capital: Capital requirement for conducting insurance business according to the applicable rules in the respective countries.

Surplus value of unit linked business in force: The present value of estimated future surpluses from the annual fees paid by policyholders for contracts in force. The group's operating result includes the change in these surplus values for the period.

Technical result, life assurance: Life assurance results, including direct investment income and changes in value of investment assets belonging to the insurance operations.

Technical result, property & casualty insurance: Premiums earned less claims costs and operating expenses, plus the investment return transferred from the non-technical account.

Value-added from operations (unit linked assurance): Result of operations for unit linked business excluding financial effects, financing costs, costs for business start-ups and other overheads.

Key Ratios

Direct yield: Direct investment income (before deducting administrative expenses) as a percentage of a weighted average of the current value of investments.

Earnings per share: The result for the period divided by the average number of shares outstanding.

Operational return on net asset value: The result of operations for the last 12-month period in relation to average net asset value after deduction of investments in associated companies.

Profit margin: Present value of new business for the year in relation to total annualized new sales.

Return on adjusted net asset value: Operating result for the last 12-month period plus changes in other surplus values, less current and deferred tax and minority interests, in relation to adjusted average net asset value.

Return on shareholders' equity: Result for the last 12-month period in relation to average shareholders' equity.

Total return: The sum of direct investment income (before deducting administrative expenses) and realized and unrealized changes in value, as a percentage of a weighted average of the current value of investments.